FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 1, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 1, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 01, 2018	329,532	2658.00	2630.00	2644.27	LSE
October 01, 2018	34,397	2658.00	2630.00	2644.38	Cboe Europe Equities (BXE)
October 01, 2018	107,519	2658.00	2630.00	2644.03	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0110181707-77B3_2018-10-01_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 2, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 2, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 02, 2018	327,081	2664.00	2642.00	2655.79	LSE
October 02, 2018	35,454	2664.00	2642.50	2655.51	Cboe Europe Equities (BXE)
October 02, 2018	102,511	2664.00	2642.00	2655.27	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0210181713-FED2_2018-10-02_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 3, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 3, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 03, 2018	325,569	2672.50	2651.00	2664.86	LSE
October 03, 2018	34,722	2672.50	2651.50	2665.30	Cboe Europe Equities (BXE)
October 03, 2018	110,909	2672.50	2652.50	2665.30	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0310181731-B63E_2018-10-03_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 4, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 4, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 04, 2018	325,171	2684.50	2647.00	2661.05	LSE
October 04, 2018	35,688	2684.50	2648.00	2661.39	Cboe Europe Equities (BXE)
October 04, 2018	109,741	2684.50	2647.00	2660.93	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0410181656-888F_2018-10-04_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 5, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 5, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 05, 2018	331,406	2657.00	2597.00	2625.76	LSE
October 05, 2018	29,090	2657.00	2597.00	2626.54	Cboe Europe Equities (BXE)
October 05, 2018	115,804	2657.00	2597.00	2625.73	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0510181721-BCC5_2018-10-05_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 8, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 8, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 08, 2018	400,315	2595.50	2559.00	2575.12	LSE
October 08, 2018	40,364	2595.50	2559.00	2575.66	Cboe Europe Equities (BXE)
October 08, 2018	155,549	2595.50	2558.50	2575.08	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0810181703-22D5_2018-10-08_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 9, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 9, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 09, 2018	380,778	2602.00	2568.50	2588.31	LSE
October 09, 2018	17,691	2601.00	2569.50	2588.41	Cboe Europe Equities (BXE)
October 09, 2018	75,331	2601.00	2568.50	2587.76	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0910181707-69E6_2018-10-09_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 10, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 10, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 10, 2018	318,145	2619.00	2549.50	2594.49	LSE
October 10, 2018	30,321	2619.00	2550.00	2594.07	Cboe Europe Equities (BXE)
October 10, 2018	123,654	2619.00	2549.50	2591.83	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1010181712-DDA8_2018-10-10_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 11, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 11, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 11, 2018	1,193,270	2529.50	2476.50	2497.48	LSE
October 11, 2018	373,325	2526.00	2476.50	2493.84	Cboe Europe Equities (BXE)
October 11, 2018	331,727	2530.00	2476.50	2501.00	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1110181731-A7B1_2018-10-11_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 12, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 12, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 12, 2018	1,244,819	2505.50	2468.00	2486.81	LSE
October 12, 2018	389,640	2505.50	2467.50	2486.82	Cboe Europe Equities (BXE)
October 12, 2018	345,544	2504.00	2467.50	2486.92	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1210181711-CC1C_2018-10-12_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 15, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 15, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 15, 2018	1,280,106	2516.00	2475.00	2497.18	LSE
October 15, 2018	413,269	2515.50	2476.00	2498.00	Cboe Europe Equities (BXE)
October 15, 2018	362,468	2515.50	2476.00	2497.33	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1510181724-0A56_2018-10-15_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 16, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 16, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 16, 2018	1,258,641	2512.00	2465.50	2484.91	LSE
October 16, 2018	413,777	2511.00	2465.00	2485.05	Cboe Europe Equities (BXE)
October 16, 2018	368,552	2511.00	2466.00	2485.36	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1610181704-397F_2018-10-16_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 17, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 17, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 17, 2018	1,259,781	2524.00	2469.50	2502.81	LSE
October 17, 2018	409,772	2524.00	2470.50	2502.68	Cboe Europe Equities (BXE)
October 17, 2018	375,901	2523.50	2469.50	2502.49	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1710181736-2B42_2018-10-17_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 18, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 18, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 18, 2018	1,097,436	2515.00	2477.50	2493.74	LSE
October 18, 2018	374,392	2514.50	2477.50	2493.85	Cboe Europe Equities (BXE)
October 18, 2018	342,805	2513.50	2478.50	2493.87	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1810181701-8B3D_2018-10-18_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

October 19, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on October 19, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 19, 2018	691,597	2534.00	2489.50	2516.35	LSE
October 19, 2018	210,000	2533.50	2489.50	2516.31	Cboe Europe Equities (BXE)
October 19, 2018	215,000	2533.50	2489.50	2516.50	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1910181709-870A_2018-10-19_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	L.M. Szymanski
Name: L.M. Szymanski
Title: Company Secretary

Date: October 25, 2018